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SECURIAN FINANCIAL GROUP, INC.
400 Robert Street North
St. Paul, MN  55101-2098
www.securian.com
651.665.3500


April 28, 2008                                                  [SECURIAN LOGO]



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


Re:  Minnesota Life Variable Universal Life Account
     Minnesota Life Insurance Company
     File Numbers 33-85496 and 811-8830
     "Tandy" Representations


Ladies and Gentlemen:

In connection with the above-referenced filing, Minnesota Life Variable Universal Life Account (the "Registrant"), acknowledges that:

  - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  - the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Dwayne C. Radel

Dwayne C. Radel
Vice President and General Counsel
Minnesota Life Insurance Company




Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.